SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                              United Rentals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    911363109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Bruce R. Berkowitz
                    c/o Fairholme Capital Management, L.L.C.
                       4400 Biscayne Boulevard, 9th Floor
                                 Miami, FL 33137
                                 (305) 358-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 30, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D Amendment, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    911363109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Fairholme Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,454,927

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     10,041,676

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,041,676

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.7%

14.  TYPE OF REPORTING PERSON

     IA

CUSIP No.    911363109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bruce R. Berkowitz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     182,730

8.   SHARED VOTING POWER

     8,454,927

9.   SOLE DISPOSITIVE POWER

     182,730

10.  SHARED DISPOSITIVE POWER

     10,041,676

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,224,406

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.0%

14.  TYPE OF REPORTING PERSON

     IN, HC

CUSIP No.    911363109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Fairholme Funds, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,197,518

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,197,518

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,197,518

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.7%

14.  TYPE OF REPORTING PERSON

     IC

 CUSIP No.   911363109
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is United Rentals, Inc. (the "Issuer"). The address of the Issuer's offices is Five Greenwich Office Park, Greenwich, Connecticut 06831. This Schedule 13D Amendment relates to the Issuer's Common Stock, $.01 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D Amendment is being filed jointly by Fairholme Capital Management, L.L.C., a Delaware limited liability company ("Fairholme"), Fairholme Funds, Inc. (the "Fund"), a Maryland corporation and Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and the Fund, the "Reporting Persons").

     The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, 9th Floor, Miami, FL 33137.

     Bruce R. Berkowitz is the managing member of Fairholme, an investment management firm that serves as the general partner, managing member and investment adviser to several investment funds, both public and private (the "Fairholme Funds").

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares came from the working capital of the Fairholme Funds over which Bruce Berkowitz, through his role at Fairholme, exercises investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed
funds  used  for  working   capital   purposes   (including   certain   leverage
arrangements) in the Fairholme Funds' ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The shares of Common Stock were acquired by the Reporting Persons in the course of their business of making portfolio investments as part of their proprietary trading strategy. The Reporting Persons intend to monitor their investments in accordance with market and general economic conditions, as well as the Issuer's operating results, financial condition and conditions in the Issuer's industry. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right, at any time in the future and from time to time, to consider various courses of action that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D. As part of monitoring their investments, the Reporting Persons may also, from time to time, seek to meet with and engage in discussions with the Issuer's management and directors as well as with other holders of Common Stock. On October 20, 2008, in response to the Issuer's announced second amendment of it stockholders rights plan, Fairholme Capital Management, on behalf of itself and the other Reporting Persons, sent a letter to the Issuer, the complete text of which is incorporated by reference herewith.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, Fairholme may be deemed to be the beneficial owner of 10,041,676 Shares (16.7%) of the Issuer, the Fund may be deemed to be the beneficial owner of 8,197,518 Shares (13.7%) of the Issuer and Bruce R. Berkowitz may be deemed to be the beneficial owner of 10,224,406 Shares (17.0%) of the Issuer, based upon the 60,002,403 Shares outstanding as of February 23, 2009, according to the Issuer.

     Fairholme has the sole power to vote or direct the vote of 0 Shares, Fairholme Funds, Inc. has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 182,730 Shares to which this filing relates. Fairholme has the shared power to vote or direct the vote of 8,454,927 Shares, Fairholme Funds, Inc. has the shared power to vote or direct the vote of 8,197,518 Shares and Bruce R. Berkowitz has the shared power to vote or direct the vote of 8,454,927 Shares to which this filing relates.

     Fairholme has the sole power to dispose or direct the disposition of 0 Shares, Fairholme Funds, Inc. has the sole power to dispose or direct the disposition of 0 Shares and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 182,730 Shares to which this filing relates. Fairholme has the shared power to dispose or direct the disposition of 10,041,676 Shares, Fairholme Funds, Inc. has the shared power to dispose or direct the disposition of 8,197,518 Shares and Bruce R. Berkowitz has the shared power to dispose or direct the disposition of 10,041,676 Shares to which this filing relates.

     The trading dates, number of Shares purchased and the price per share for all transactions in the Shares during the 60-day period prior to March 30, 2009 by the Reporting Persons are set forth in Exhibit B and were effected in the open market, except as otherwise noted.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.
--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A         An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

Exhibit B         A description of the transactions in the Shares that were
                  effected by the Reporting Persons during the 60-day period prior to March 30, 2009 is filed herewith as Exhibit B.

Exhibit C         A letter to the Issuer written in response to the Issuer's announced second amendment of it stockholders rights plan filed with the Securities Exchange Commission on Schedule 13D by the Reporting Persons on October 20, 2008 (incorporated by reference).


--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 6, 2009
-----------------------
(Date)


Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
-------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member



Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz
-------------------------------------
Name: Bruce R. Berkowitz
Title: President



/s/ Bruce R. Berkowitz
---------------------------
    Bruce R. Berkowitz

                                                                      Exhibit A


                                    AGREEMENT

     The undersigned agree that this Schedule 13D Amendment dated April 6, 2009 relating to the Common Stock, $.01 par value of United Rentals, Inc. shall be filed on behalf of the undersigned.



Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
-------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member



Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz
-------------------------------------
Name: Bruce R. Berkowitz
Title: President



/s/ Bruce R. Berkowitz
---------------------------
    Bruce R. Berkowitz




April 6, 2009

                                                                     Exhibit B



               Transactions in the Shares -- The Reporting Persons

Fairholme Capital Management, L.L.C.

Purchase/Sale     Date of                Number of Shares            Price per
                 Transaction                                         Share

    Sale            2/2/2009                 2,600                     5.30
    Sale            2/2/2009                 2,300                     5.23
    Sale            2/2/2009                 3,512                     5.21
    Sale            2/3/2009                 1,649                     5.06
    Sale            2/5/2009                 1,100                     5.34
    Sale            2/6/2009                 5,082                     5.67
    Sale            2/17/2009                5,300                     5.05
    Sale            2/17/2009                1,300                     5.05
    Sale            2/18/2009                  500                     4.86
    Sale            2/18/2009                5,600                     4.74
    Sale            2/20/2009               19,010                     4.47
    Sale            2/20/2009                8,948                     4.47
    Sale            2/23/2009                  700                     4.35
    Sale            2/23/2009                1,961                     4.35
    Sale            2/23/2009                2,525                     4.38
    Sale            2/23/2009                2,499                     4.38
    Sale            2/24/2009                2,000                     4.64
    Sale            2/24/2009                1,300                     4.51
    Sale            2/25/2009                1,121                     4.06
  Transfer          2/25/2009                  215                       (2)
    Sale            2/27/2009                1,200                     4.19
    Sale            3/2/2009                 1,960                     3.86
    Sale            3/2/2009                 4,700                     3.85
    Sale            3/2/2009                 2,098                     3.86
    Sale            3/3/2009                 8,203                     3.50
    Sale            3/4/2009                 1,787                     3.11
  Transfer          3/5/2009                 4,646                       (1)
    Sale            3/5/2009                   686                     3.12
    Sale            3/9/2009                   582                     3.11
    Sale            3/9/2009                 4,459                     3.04
    Sale            3/10/2009                  900                     3.06
    Sale            3/11/2009                2,855                     3.19
    Sale            3/11/2009                3,174                     3.19
  Transfer          3/11/2009                1,933                       (1)
    Sale            3/12/2009                2,300                     3.18
  Transfer          3/16/2009                1,449                       (2)
  Transfer          3/16/2009                5,103                       (1)
  Transfer          3/16/2009                2,479                       (1)
    Sale            3/17/2009                5,243                     3.50
    Sale            3/17/2009                2,647                     3.50
    Sale            3/18/2009               14,331                     3.81
    Sale            3/23/2009               30,439                     3.89
    Sale            3/24/2009                6,127                     3.87
    Sale            3/24/2009                  557                     3.87
    Sale            3/24/2009                  974                     3.80
    Sale            3/24/2009                1,150                     3.80
    Sale            3/24/2009                  999                     3.80
    Sale            3/24/2009               10,686                     3.80
    Sale            3/24/2009                1,800                     3.80
    Sale            3/24/2009                5,646                     3.80
    Sale            3/24/2009                4,708                     3.80
    Sale            3/24/2009                3,034                     3.80
    Sale            3/24/2009                1,086                     3.80
    Sale            3/24/2009                2,907                     3.78
    Sale            3/24/2009                2,900                     3.80
    Sale            3/26/2009                4,500                     3.67
    Sale            3/26/2009                  249                     3.74
    Sale            3/26/2009                5,007                     3.85
    Sale            3/26/2009                8,365                     3.88
    Sale            3/26/2009                  625                     3.90
    Sale            3/26/2009                1,074                     4.00
    Sale            3/27/2009                1,436                     4.70
    Sale            3/30/2009                7,407                     4.24
    Sale            3/30/2009                1,636                     4.24
    Sale            3/30/2009                5,047                     4.24
    Sale            3/30/2009                2,872                     4.24
    Sale            3/30/2009                1,374                     4.24
    Sale            3/30/2009                1,300                     4.24
    Sale            3/30/2009                2,212                     4.24
    Sale            3/30/2009               16,864                     4.24
    Sale            3/31/2009                7,772                     4.20
    Sale            3/31/2009                2,247                     4.20
    Sale            3/31/2009                4,708                     4.20
    Sale            3/31/2009                  712                     4.20
    Sale            4/2/2009                   997                     4.77
    Sale            4/2/2009                 1,261                     4.86
    Sale            4/2/2009                 4,084                     4.86
    Sale            4/2/2009                 2,322                     4.86
    Sale            4/2/2009                   200                     4.87
    Sale            4/2/2009                 4,634                     4.87
    Sale            4/2/2009                   912                     4.80
    Sale            4/3/2009                 7,153                     4.58
    Sale            4/3/2009                 1,435                       (1)

Fairholme Funds, Inc.

Purchase/Sale     Date of                Number of Shares            Price per
                 Transaction                                         Share

None


Bruce R. Berkowitz

Purchase/Sale     Date of                Number of Shares            Price per
                 Transaction                                         Share

None


(1) The securities were held in a managed account managed by Fairholme Capital Management, L.L.C. ("Fairholme") pursuant to an investment management agreement that was terminated. Accordingly, Fairholme and Bruce R. Berkowitz are no longer deemed to be beneficial owners of such securities.

(2) Ownership of these securities was transferred from one of Fairholme's private funds to its investors. The investors subsequently placed the securities to which this footnote relates in separately managed accounts advised by Fairholme.

SK 22146 0001 983380